HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 July 17, 2014


Karina Dorin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Amendment No. 1 to Form 10-K for year ended August 31, 2013 Filed June 20, 2014
            File No. 1-352451


     This office represents Synergy Resources Corporation (the "Company"). This letter provides the Company's response to the comment received from the staff by letter dated June 25, 2014.

     The first amendment to the credit agreement was dated 2/12/2013 and consisted of the following changes to the original credit agreement:

     (a) The number set forth in clause (ii) of the definition of "LC Commitment" in Section 1.01 of the Credit Agreement is hereby amended to be "$15,000,000."

     (b) Section 2.04(e) of the Credit Agreement (including the heading thereto) is hereby amended and restated in its entirety as follows:

            "(e) Effect of Events of Default on Interest Election. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing: (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing (and any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective) and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto."

     The first amendment was considered immaterial and was never disclosed in any filings with the commission.

     The second amendment to the credit agreement was dated 6/28/2013 and clarified certain terms, changed the letter of credit ("LC") commitment to $5,000,000, revised the financial compliance ratios, and increased the borrowing base to $75,000,000.

     In an 8-K report filed on June 6, 2013, the Company disclosed the increased borrowing base. In the Company's 10-Q report for the period ended May 31, 2013, filed on July 10, 2013, the Company disclosed the increased borrowing base and the addition of a bank to the lending group. The disclosure was in both the footnotes to the financial statements and in the MD&A section of the report.

     Since the date of the second amendment to the credit agreement:

     o    one bank has left the lending group;

     o    two new banks have joined the lending group;

     o    the financial compliance ratios have been revised; and

     o    the borrowing base has increased to $110,000,000.

     Since the key provisions of the original credit agreement have been modified by the fourth amendment, the Company believes that filing the first and second amendments to the credit agreement, which were signed over a year ago, would be confusing and would not provide any useful information to the investing public.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William Hart

                                William T. Hart